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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934

SPANISH BROADCASTING SYSTEMS, INC.

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

846425874

(CUSIP Number)

Roy J. Larson, Esq.
Baker & McKenzie
1111 Brickell Avenue
Miami, FL 33131
(305) 789-8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 Pages

CUSIP No. 846425874			Page 2 of 4

1.	Name of Reporting Person: Raul Alarcon, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable - See item 4

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 23,430,00 shares of Class B Common Stock

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 23,430,000 shares of Class B Common Stock

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,430,000 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐**

13.	Percent of Class Represented by Amount in Row (11): 95.6%

14.	Type of Reporting Person (See Instructions): IN

[EXPLANATORY NOTE: This Schedule 13D/A amends Items 4 and 5 of the Schedule 13D filed on December 12, 2004]

Item 4. Purpose of Transaction.

     B. On November 30, 2004, the Reporting Person agreed to transfer 100,000 shares of Class A Common Stock, subject to adjustment, to a land trust (the “Land Trust”), which shares were to be used by the Land Trust as partial purchase price for the purchase of real property (the “Property”) from a third party (the “Property Seller”). Subsequently, the agreement relating to the purchase of the Property was amended, among other things, to provide that the number of shares to be transferred in connection with the purchase of the Property would be reduced to 70,000 shares of Class A Common Stock. On April 19, 2005, the Land Trust purchased the Property and the 70,000 shares of Class A Common Stock were transferred to the Property Seller. The Reporting Person is the majority owner of the Land Trust. The Class A Common Stock that was transferred to the Property Seller pursuant to the transaction set forth herein was derived by transferring 70,000 shares of Class B Common Stock that automatically converted to 70,000 shares of Class A Common Stock upon transfer.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person is the beneficial owner of 23,430,000 shares of Class B Common Stock. Based on the Company’s most recent public reports, the Reporting Person is the beneficial owner of approximately 95.6% of the Class B Common Stock.

Page 3 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 2005

By:	/s/ Raul Alarcon, Jr.
Raul Alarcon, Jr. Chairman of the Board,
Chief Executive Officer and President of Spanish Broadcasting System, Inc.

Page 4 of 4 Pages